

04024515

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS IN FULLY PAID ORDINARY SHARES OF 10P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN ("THE PLAN"):

DIRECTOR	NO. OF SHARES PURCHASED (NOTE 1)	NO. OF BONUS SHARES AWARDED (NOTE 2)	CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES
DAVID MICHELS	32	16	1,953
BRIAN WALLACE	32	16	1,953
CHRISTOPHER BELL	32	16	1,953

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 6 APRIL 2004 AT 232.75P PER SHARE

2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1 OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.